309 Technology Drive
Malvern, PA 19355

February 10, 2009

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.:  Laura Hatch

Re:	Quaker Investment Trust (the “Trust”) on behalf of Quaker Biotech Pharma-Healthcare Fund (the “Fund”)
File Nos. 033-38074, 811-6260

Dear Ms. Hatch:

Listed below are the comments of the staff of the Securities and Exchange Commission  (the “Staff”), as received on January 29, 2009, on the Preliminary Proxy Statement for the Quaker Biotech Pharma-Healthcare Fund that was filed on behalf of the Trust on January 23, 2009, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: Paragraph/Caption Introduction

The Staff commented that the required language pertaining to the Internet availability of proxy materials did not appear in the proxy.  The Staff cited Rule 14a-16 under the Securities Exchange Act of 1934, as amended, and stated that the required disclosure could be obtained therein.

Response:  This disclosure regarding the Internet availability of proxy materials has now been included in the proxy.  The proxy now contains the following language:

“Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on Wednesday, March 11, 2009.  The Fund’s Notice of Special Meeting of Shareholders, Proxy Statement and Form of Proxy are available on the Internet at www.quakerfunds.com/QPXBIO.”

2.	Comment: Paragraph/Caption Introduction

In the “Introduction” section, where a discussion of the Fund bearing the expenses of the liquidation takes place, the Staff commented that an estimate of the liquidation cost to the Fund needed to be included.

Response:  The Fund has obtained an estimate from the proxy solicitor with respect to the total cost of the liquidation to the Fund.  Language has now been added to the proxy stating that the estimated cost of the liquidation to the Fund is $12,000.

3.	Comment: Paragraph/Caption Why am I being asked to vote on this proposal?

The Staff stated that under the heading “Why am I being asked to vote on this proposal?” clarifying language was needed with respect to having the Fund bear the associated liquidation costs.  The Staff stated that it needed to be delineated that the Board of Directors, at a specified Board of Trustees Meeting, agreed to have the Fund bear the liquidation costs.

Response: The language in this section has now been changed to clearly reflect that the Board of Directors, at a November 13, 2008 Meeting, agreed to have the Fund bear the costs of the liquidation.

4.	Comment: Paragraph/Caption Voting Information

The Staff commented that under the section entitled “Voting Information” there was a seeming discrepancy pertaining to how broker non-votes would be handled.  Under the heading “How will the shareholder voting be handled?” it stated that broker non-votes would be voted in the same proportion as those shares for which instructions were received.  In contrast, under the heading “What constitutes a quorum?” it stated that broker non-votes would have the same effect as a vote “against” the proposal.

Response:  Under the heading “How will the shareholder voting be handled?” the Trust was discussing how certain brokers would handle a non-response from a beneficial owner.  These are not true “broker non-votes” but rather are decisions that rest with each individual broker based upon whether or not the broker has the discretion to vote absent a beneficial owner’s guidance.

On the other hand, in the section entitled “What constitutes a quorum?” the Trust was discussing how it would handle true broker non-votes—how it would vote when brokers send back the non-vote proxy cards.  The proxy statement has been updated to clear up this discrepancy.  The language has been clarified to more plainly reflect that in the first instance, the proxy is describing how some brokers may handle a non-response from a beneficial owner, whereas in the second instance, the Trust is describing how it will handle broker non-votes.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at (617)-772-1616 if you have any questions or comments.

Very truly yours,
/s/ Justin Brundage
Justin Brundage
Secretary

Annex A
“TANDY” LETTER
309 Technology Drive
Malvern, PA 19355

February 10, 2009

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Laura Hatch

Re:	Quaker Investment Trust (the “Trust”) on behalf of Quaker Biotech Pharma-Healthcare Fund (the “Fund”)
File Nos. 033-38074, 811-6260

Dear Ms. Hatch:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Preliminary Proxy Statement for the Quaker Biotech Pharma-Healthcare Fund that was filed on behalf of the Trust on January 23, 2009, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Proxy Statement;

(b)
Staff comments or changes to disclosure in response to Staff comments in the Trust’s Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Justin Brundage
Justin Brundage
Secretary